December 16, 2008	FOIA Confidential Treatment Request Pursuant to Rule 83 by Masco Corporation
VIA EDGAR TRANSMISSION (CORRESP.)
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0404

Re:	Masco Corporation Form 10-K for the year ended December 31, 2007 Filed February 22, 2008 File No. 1-5794
Dear Mr. Hartz:
I am writing to respond to your comment letter dated December 2, 2008, relating to the captioned filing.
For reasons of business confidentiality, in a separate letter dated the date hereof, Masco Corporation requests that the information in Appendix 1 to this letter not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.F. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001) a complete copy of this letter is being provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.
Form 10-Q for the quarterly period ended September 30, 2008
Notes to Condensed Consolidated Financial Statements
Note E., page 10
1.	We note your response to our prior comment five. Please supplementally provide us a list of your operating segments and clarify if you have any components that have been aggregated into reporting units. If components have been aggregated, please also provide us with a detailed explanation regarding how you determined that aggregation was appropriate. Reference paragraph 30 of FAS 142.

In addition, in the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please revise future filings to include the following information:
2008.12.16-01
Confidential treatment requested by Masco Corporation

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. In this regard, we believe that it would be useful to a reader to understand how you have incorporated market declines into your five-year forecasts.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Please tell us your intentions with regard to this matter.
Response: The Company determines its reporting units in accordance with FAS 142, paragraph 30 and EITF Topic No. D-101. Our reporting units, for purposes of goodwill testing, are equivalent to our operating segments (Appendix 1) and represent the lowest level which constitutes a business and for which discrete financial information is available and segment management regularly reviews the operating results. Per your request, we have included in Appendix 1 a listing of our operating segments. There are no components of an operating segment as defined by FAS 142, paragraph 30.
In accordance with FAS 142 paragraphs 18-21, the Company tests for goodwill impairment on an annual basis in the fourth quarter of each year using a discounted cash flow model. The Company selected this methodology as we believe that it is comparable to what would be used by other market participants.
We have included below a draft disclosure that would be presented in Critical Accounting Policies included in Managements Discussion and Analysis effective with the December 31, 2008 Form 10-K filing. The changes from our current disclosure are shown in italics. The description is not complete since we are in the process of completing our annual goodwill and indefinite-lived intangible asset testing and the disclosure will be updated for 2008 upon completion of the testing.
2008.12.16-02
Confidential treatment requested by Masco Corporation

Goodwill and Other Intangible Assets
     The Company records the excess of purchase cost over the fair value of net tangible assets of acquired companies as goodwill or other identifiable intangible assets. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other
Intangible Assets,” in the fourth quarter of each year, or as an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting business unit below its carrying amount, the Company completes the impairment testing of goodwill utilizing a discounted cash flow method. The Company selected the discounted cash flow methodology as the Company believes that it is comparable to what would be used by other market participants. The Company completes the impairment testing of goodwill at the operating segment level, as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The Company’s operating segments are individual business units that engage in business activities, for which discrete financial information, including five-year forecasts, is available.
     Determining market values using a discounted cash flow method requires the Company to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. The Company’s judgments are based upon historical experience, current market trends, consultations with external valuation specialists and other information. While the Company believes that the estimates and assumptions underlying the valuation methodology are reasonable, different estimates and assumptions could result in a different outcome. In estimating future cash flows, the Company relies on internally generated five-year forecasts for sales and operating profits, including capital expenditures, and generally a one to three percent long-term assumed annual growth rate of cash flows for periods after the five-year forecast. The Company generally develops these forecasts based upon, among other things, recent sales data for existing products, planned timing of new product launches, estimated housing starts and repair and remodeling estimates for existing homes.
     In 2008, for its business units that sell primarily to the new home construction market (including in the Installation and Other Services segment), the Company utilized estimated housing starts growing from current levels to 1.55 million starts in 2013 (terminal growth year) and operating profit margins improving to approximate historical margins for those business units. The housing start data was obtained from independent industry sources and discounted by approximately ten percent. In 2007, the Company estimated housing starts growing from approximately 1.0 million units in 2008 to 1.75 million units in 2012 (terminal growth year). In 2008, to discount future cash flows, the Company is utilizing its weighted average cost of capital of 9.0 percent; in 2007, the Company utilized its weighted average cost of capital of 8.8 percent.
     In the fourth quarter of 2007, the Company estimated that future discounted cash flows projected for most of its reporting business units were greater than the carrying values. Any increases in estimated discounted cash flows would have no impact on the reported value of goodwill.
          If the carrying amount of a reporting business unit exceeds its fair value, the Company measures the possible goodwill impairment based upon an allocation of the estimate of fair value of the reporting business unit to all of the underlying assets and liabilities of the
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Confidential treatment requested by Masco Corporation

reporting business unit, including any previously unrecognized intangible assets (Step Two Analysis). The excess of the fair value of a reporting business unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting business unit’s recorded goodwill exceeds the implied fair value of goodwill. [We will include a quantitative disclosure concerning what impact a percentage decline in the fair value calculated would have had on the conclusions reached on our Step One goodwill impairment test].
     In 2007, the Company recognized non-cash, pre-tax impairment charges for goodwill of $177 million ($177 million, after tax). The pre-tax impairment charges recorded in 2007 were as follows: Plumbing Products segment—$69 million related to a North American manufacturer of plumbing-related products; and Other Specialty Products segment—$108 million related to a European manufacture of heating products.
     The Company reviews its other indefinite-lived intangible assets for impairment annually or as events occur or circumstances change that indicate the assets may be impaired without regard to the reporting unit. The Company considers the implications of both external (e.g., market growth, competition and local economic conditions) and internal (e.g., product sales and expected product growth) factors and their potential impact on cash flows related to the intangible asset in both the near-and long-term. In 2007, the Company recognized a non-cash, pre-tax impairment charge for other indefinite-lived intangible assets of $50 million ($31 million, after tax) in the Other Specialty Products segment related to the value of a registered trademark.
     Intangible assets with finite useful lives are amortized over their estimated useful lives. The Company evaluates the remaining useful lives of amortizable identifiable intangible assets at each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization.
Note G., page 10
1.	We note your response to our prior comment six. We further note that the impairment indicators you consider include a significant adverse change in the economic environment and a significant adverse change in the general market condition in which the investment operates. Given the significant general market declines that existed at September 30, 2008, it remains unclear to us how you concluded at this date that no impairment indicators existed. Please explain further.
2008.12.16-04
Confidential treatment requested by Masco Corporation

Response: Although there were declines in the general market conditions late in the quarter ended September 30, 2008, based on the procedures performed by the Company in connection with its third quarter close, we do not believe that such conditions resulted in a triggering event requiring detailed analysis of each fund for an other than temporary impairment. The normal quarterly evaluation process performed by the Company requires the use of management judgment in assessing whether a triggering event has occurred and whether a decline in value is other than temporary. The review includes discussions with fund management and reviews of recent fund information for which the amount of information furnished by a fund manager can vary from discussions on individual portfolio companies to a fund financial statement. As part of our quarterly procedures, we assessed the composition of the fund’s investments, including the businesses that are included in the fund and the corresponding industries, reviewed the most current financial data available to us, and the current projections from the fund managers. We also considered that the Company’s portfolio of private equity funds consists of investments in 48 private equity funds which in turn have investments in approximately 270 portfolio companies that are spread across different industries and geographies, such diversification limits risk. In our judgment based on qualitative and quantitative information available to us, including the short duration of any potential declines, there was no compelling evidence on an individual fund basis that a triggering event was present at September 30, 2008. As a result we concluded that the change in general market conditions was not a triggering event and that any potential declines were not deemed to be other than temporary and as such, no additional analyses and no impairment charges were warranted at September 30, 2008. Although there were no impairment charges recorded during the third quarter 2008, the Company had determined earlier in 2008 that certain private equity funds experienced a triggering event that resulted in an other than temporary decline in value and as such recorded $7 million of impairment charges based on reviews performed at that time. For the years ended December 31, 2007, 2006, 2005, $10 million, $40 million and $15 million, respectively, of impairment charges were also recorded.
2008.12.16-05
Confidential treatment requested by Masco Corporation

In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313 792-6044.
Sincerely,
/s/ John G. Sznewajs

John G. Sznewajs
Vice President, Treasurer and Chief Financial Officer
2008.12.16-06
Confidential treatment requested by Masco Corporation

Appendix 1
Redacted
2008.12.16-A-1
Confidential treatment requested by Masco Corporation